1-14829

02040981

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the period ended December 31, 2001

OR

[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934

Commission file number 0-8251

A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

**401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
AT THE MEMPHIS, TENNESSEE BREWERY**

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

Adolph Coors Co.
311 10th Street
Golden, Colorado 80401

(a) The Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan or the fiscal year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit
(23) Consent of Independent Auditor.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery

Name: Mara Swan
Group Vice President Human Resources

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Participants and Administrator of the
Coors 401(k) Savings Plan for Hourly
Employees at the Memphis, Tennessee Brewery

We have audited the accompanying statement of net assets available for benefits of Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery as of December 31, 2000 were audited by other auditors whose report dated June 8, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974. This supplemental information is the responsibility of the Plan's management.

The supplemental information for the year ended December 31, 2001 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Denver, Colorado
May 17, 2002

COORS 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
INVESTMENTS		
Investment in fixed fund	$ 5,975,238	$ 5,380,308
Investment in mutual funds	4,003,053	4,264,783
Investment in Coors stock	216,903	298,082
Participant loans	434,507	398,299
NET ASSETS AVAILABLE FOR BENEFITS	$10,629,701	$10,341,472

These financial statements should be read only in connection with the accompanying sumary of significant accounting policies and notes to financial statements.

COORS 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2001

ADDITIONS TO NET ASSETS	
Investment income	
Interest and dividends	$ 439,722
Contributions	
Participants	1,173,373
Total additions to net assets	1,613,095
DEDUCTIONS FROM NET ASSETS	
Net depreciation in fair value of investments	728,445
Participant benefit payments	594,460
Management fees	1,961
Total deductions from net assets	1,324,866
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	288,229
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,341,472
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$10,629,701

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

COORS 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 – GENERAL DESCRIPTION OF PLAN

The Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery (the "Plan") was established effective September 1, 1990 and was amended and restated effective January 1, 1998. The Plan's purpose is to encourage eligible employees of the Memphis, Tennessee brewery of the Adolph Coors Company and subsidiaries (the "Company") to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Coors Plan Investment and Administration Committee (the "Committee") consisting of employees and one retiree, is appointed by the Board of Directors of the Adolph Coors Company and acts as fiduciary for the Plan.

Eligibility

This Plan covers all hourly employees who are covered employees at the Company's Memphis, Tennessee brewery and who are members of a collective bargaining unit represented at this brewery location by I.B.T. Local 1196.

Contributions

Participants may contribute up to a maximum of 25% in whole percentages of their annual compensation, or $10,500 in 2001 and 2000.

Participant Accounts

Fidelity Management Trust Company is responsible for preparing, maintaining and allocating amounts to individual participant's accounting records. Each participant's account is credited with the participant's contribution and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and all investment earnings on these contributions are credited to their account.

NOTE 1 – GENERAL DESCRIPTION OF PLAN (CONTINUED)

Distributions

On termination of service, a participant may receive a lump sum amount equal to the value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

Participant Loans

Participants may borrow up to 50% of the total value of their accounts. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees or parties-in-interest who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution and may be subject to a 10% penalty tax. Participants defaulted on $5,274 and $0 of loans during 2001 and 2000, respectively.

Plan Expenses

Participants pay expenses incurred to manage the Plan's assets in that they are netted against investment earnings. The employer pays all other expenses incident to the administration and record keeping of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

Investment Valuation and Income Recognition

The Plan's investments are comprised of the following:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Master Trust, which is comprised of the following investments:

- A Fixed Fund that consists of guaranteed investment contracts (GIC's) with insurance companies and other entities and are stated at contract value (cost plus accrued interest), and Short Term Investment Fund ("STIF"), which is not an investment option, but is rather a portfolio of short-term investments in U.S. Government reserves in which temporarily available cash is invested. The Plan considers cash equivalents to be highly liquid investments with maturities of three months or less. The STIF investments are stated at fair value.

- Mutual funds which are stated at the respective funds' net asset value, which is determined by the investment manager based on market value

- Coors Stock Fund which is a "unitized" stock fund, which holds shares of Adolph Coors Company Class B non-voting common stock stated at the quoted market price at the period end, and cash.

Participant loans are stated at cost, which approximates fair market value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instrument and Hedging Activities" (SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. There is an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is continuing to record derivatives at contract value. The Plan's portion of the carrying value of those at the Memphis, Tennessee Brewery instruments is $5,718,276 and $5,151,978 at December 31, 2001 and 2000, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The actual impact on the Plan's net assets available for Plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3 - INVESTMENTS IN MASTER TRUST

The Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, under a Master Trust Agreement, which executes all transactions therein under the direction of the Coors Plan Investment and Administration Committee.

Some of the Plan's investment assets are held in a Fixed Fund, commingled with investment assets of the Company's Savings and Investment Plan. The Company's benefit plans participating in the Fixed Fund collectively own, through the Fixed Fund, the assets, based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Fixed Fund is allocated to the various plans based upon the investment percentage on the day the income is earned. All other assets of the Master Trust are participant directed.

NOTE 3 - INVESTMENTS IN MASTER TRUST (CONTINUED)

The total value of the Fixed Fund was $217,899,000 and $201,464,000 at December 31, 2001 and 2000, respectively. The total net investment interest income of the Fixed Fund for the years ended December 31, 2001 and 2000 was approximately $12,620,000 and $12,386,00, respectively. The Plan's interest in the Fixed Fund as a percentage of net assets of the Fixed Fund was 2.7% and 2.67% at December 31, 2001 and 2000, respectively.

Included in the Fixed Fund are Guaranteed Investment Contracts (GICs) which are reported in the financial statements at contract value because they are fully benefit responsive. Certain GICs are Synthetic GICs, which include wrapper contracts, which are third party agreements that make a synthetic GIC benefit responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The total fair value and cost of the fully benefit responsive GICs at December 31, 2001 was approximately $213,828,000 and $208,529,000, respectively, and at December 31, 2000 was approximately $194,324,000 and $192,912,000, respectively. In addition, the total fair value of the wrappers at December 31, 2001 and at the Memphis, Tennessee Brewery 2000 was approximately $0 and $393,000, respectively. The portfolio average yield was approximately 5.99% and 6.18%, respectively for 2001 and 2000. The portfolio crediting interest rate was approximately 5.47% and 5.96%, respectively for 2001 and 2000. The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly for the Synthetic Investment Contracts, but cannot be less than zero.

The total dividend and interest for the Mutual Fund Investments and for the Coors Stock Fund was $5,924,000 and $43,000 respectively, for the year ended December 31, 2001.

NOTE 4 – OTHER INVESTMENT OPTIONS

The other investment options offered to participants include sixteen mutual funds and the Coors Stock Fund.

NOTE 5 - INVESTMENTS

The following investments at December 31, 2001 and 2000 exceed 5 percent of net assets available for benefits:

		Contract Value	
Identity	**Description**	**2001**	**2000**
Fixed Fund	GICs	$ 5,718,276	$ 5,140,861

COORS 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 5 – INVESTMENTS (CONTINUED)

Identity	Description	Fair Value 2001	Fair Value 2000
Fidelity Growth & Income Fund	Mutual Funds	$ 650,146	$ 723,054
Fidelity Magellan Fund	Mutual Funds	547,573	624,164
Invesco SM CO Growth Fund	Mutual Fund	N/A	660,226
Janus Worldwide	Mutual Fund	N/A	649,169
Fidelity Blue Chip Growth Fund	Mutual Fund	707,634	774,561

Net depreciation in fair value of investments is comprised of the following for the years ended December 31:

	2001	2000
Net appreciation (depreciation) in fair value of investments		
Coors Stock Fund	$ (91,793)	$ 118,620
Mutual funds	(636,652)	(801,488)
Total	$ (728,445)	$ (682,868)

The cost of investments sold or transferred is determined on a participant level by the average cost method.

NOTE 6 - PLAN TERMINATION

The Company established the Plan with the intention that it continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of Plan termination, any decrease or increase in net assets as determined by the trustee will be allocated to the participants based on the current investment elections. The entire amount in each participant account will be distributed with the participant's consent.

NOTE 7 - INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 25, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions under ERISA. Fees charged to the Plan investments for investment management services by Fidelity were approximately $29,000 for 2001 and $23,000 for 2000. Such fees are reported as a reduction to investment return. The Company pays administration fees.

SUPPLEMENTAL INFORMATION

COORS 401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Type of Investment/ Investment Contracts	Description	Units/ Shares	Value Per Unit/ Share	Contract Value
CDC Capital	6.48% - 02/03	-	-	$ 1,638,276
Combined	6.86% - 01/02	-	-	4,106,719
New York Life	7.09% - 04/02	-	-	4,626,487
Life of Virginia	5.02% - 08/02	-	-	4,101,610
SAFECO	5.66% - 12/03	-	-	7,104,291
				21,577,383
Synthetic Investment Contracts - Asset-Backed Securities				**Contract Value/ Wrap Value**
AIG	6.09% - 05/03	-	-	7,209,523
	(AMXMT - 98-1-A)	-	-	-
AIG	6.05% - 06/03	-	-	3,555,530
	(CSXMT 98-1-A)	-	-	-
AIG	6.00% - 07/03	-	-	3,002,309
	(DHMT 98-1-A)	-	-	-
AIG	6.87% - 07/02	-	-	1,288,316
	(GT 97-6-A5)	-	-	-
AIG	5.89% - 06/02	-	-	775,712
	(PRAT 98-2-A4)	-	-	-
Chase Manhattan	6.72% - 07/02	-	-	2,970,486
	(PNCSL 97-2-A5)	-	-	-
Monumental Life	5.47% - 07/03	-	-	3,025,576
	(DHMT 98-1-A)	-	-	-
Monumental Life	5.33% - 07/03	-	-	2,398,440
	(SCAMT 97-1-A)	-	-	-
Morgan Guaranty	6.03% - 04/03	-	-	1,605,438
	(CMAOT 98-C-A4)	-	-	-
UBS	6.49% - 10/02	-	-	1,253,713
	(SCAMT 96-4-A)	-	-	-
				27,085,043
Synthetic Investment Contracts - Mortgage-Backed Securities				
Monumental Life	5.86% - 07/02	-	-	1,806,415
	(FHR 1537 H6)	-	-	-
Morgan Guaranty	5.92% - 04/03	-	-	1,849,443
	(FNR 94-13-PG)	-	-	-

(CONTINUED)

COORS 401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Identity of Issuer	Description	Units/ Shares	Value Per Unit/ Share	Contract Value/ Wrap Value
UBS AG	5.92% - 07/05	-	-	1,824,490
	(FHR 1604 IA)	-	-	-
UBS AG	6.60% - 07/03	-	-	1,498,066
	(FHR - 1618 G 5.85)	-	-	-
UBS AG	6.34% - 01/03	-	-	832,101
	(FHR 1666 E6)	-	-	-
UBS AG	5.64% - 11/02	-	-	759,695
	(FNR 93-210 PG 5.75)	-	-	-
				8,570,210
Synthetic - Corporate				
AIG	5.27% - 12/04	-	-	4,707,750
	(Cher Trust Fund)	-	-	-
				4,707,750
Synthetic - Government Agency				
Chase Manhattan	5.11% - 10/03	-	-	7,208,495
	(PEF Co - 7.03%)	-	-	-
UBS AG	5.72% - 07/05	-	-	3,750,910
	(FNMA - 7%)	-	-	-
				10,959,405
Synthetic - Global Wrap				
Chase Manhattan	5.86%	-	-	33,907,169
	Global Wrap	-	-	-
Monumental Life	5.85%	-	-	33,906,985
	Global Wrap	-	-	-
Rabo Bank	5.85%	-	-	33,907,887
	Global Wrap	-	-	-
UBS AG	5.85%	-	-	33,906,970
	Global Wrap	-	-	-
				135,629,011
Other				
** Fidelity Management Company STIF				9,370,638
TOTAL FIXED FUND				$ 217,899,440
PLAN'S INTEREST IN FIXED FUND				$ 5,975,238

(CONTINUED)

COORS 401(k) SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

Plan's Interest in Corporate Equity Securities and Currency	Description	Units/ Shares	Value Per Unit/ Share	Fair Value
* Adolph Coors Company	Common Stock	5,268.471	$ 41.17	$ 216,903
Plan's Interest in Mutual Funds				
* Fidelity Magellan	Mutual Fund	5,254.008	104.22	547,573
* Fidelity Growth and Income	Mutual Fund	17,392.895	37.38	650,146
* Fidelity Spartan U.S. Equity Index	Mutual Fund	4,525.981	40.64	183,932
* Fidelity Overseas	Mutual Fund	859.707	27.42	23,573
* Fidelity Fund	Mutual Fund	6,677.098	28.88	192,835
* Fidelity Equity Income	Mutual Fund	3,278.445	48.77	159,890
* Fidelity Blue Chip Growth	Mutual Fund	16,479.605	42.94	707,634
* Fidelity Low-Priced Stock	Mutual Fund	11,936.157	27.42	327,289
* Fidelity Asset Manager	Mutual Fund	1,868.515	15.50	28,962
* Fidelity Asset Manager: Growth	Mutual Fund	7,276.467	14.34	104,345
* Fidelity Asset Manager: Income	Mutual Fund	6,077.510	11.33	68,858
Janus Worldwide	Mutual Fund	10,653.509	43.84	467,050
USAA Internatioinal	Mutual Fund	1,672.997	16.78	28,073
PIMCO Total Return	Mutual Fund	8,218.643	10.46	85,967
* Fidelity RET Gov't Money Mkt	Money Mkt	30,406.860	1.00	30,407
Invesco Small Company Growth Fund	Mutual Fund	32,662.200	12.14	396,519
				4,003,053
Participant loans				434,507
TOTAL PLAN ASSETS HELD FOR INVESTMENT				$ 10,629,701

* Party-in-interest
** Disclosed at fair value

EXHIBITS INDEX

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 0-8251) pertaining to the Coors 401(k) Savings Plan for Hourly Employees at the Memphis Tennessee Brewery of our report dated May 22, 2002, with respect to the financial statements and supplemental schedules of the Coors Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Clifton Gunderson LLP

Denver, Colorado
May 17, 2002